Mail Stop 4561

October 20, 2009

Douglas P. Solomon
Senior Vice President, General Counsel and
Secretary
Netsuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403-2511

> **Re: Netsuite Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 10, 2009**
> **File No. 001-33870**

Dear Mr. Solomon:

   We have reviewed your response letter dated August 12, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 9, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations, page 30

1.   We have reviewed your response to prior comment 2 and not that your response did not clarify the changes to your billing terms as requested by the Staff. As a result, we reissue part of our previous comment to clarify the changes to your billing terms for new customers and how these changes differ from your existing customers.

2.   We also note in your response to prior comment 2 that disclosing total contract value may mislead readers because changes in the terms of contracts would have a significant impact on disclosed total contract value and that total contract value does not provide an indication of when revenue from outstanding contracts will be recognized. However, we note in your earnings call on July 31, 2009 your discussion of bookings growth and that you can calculate bookings growth by looking at the change in deferred revenue. Since you disclose that you generally invoice your customers on a monthly, quarterly or annual basis, clarify whether unbilled deferred revenue is included in your deferred revenue balances for each period presented. If your deferred revenue balances do not include unbilled deferred revenue, tell us whether your billing terms impact your deferred revenue balances from period to period. In your response, tell us your accounting policy for billing your customers (e.g. beginning or end of the month, quarter, etc.) and whether you are consistently applying this policy. Additionally, tell us how you considered the requirement to disclose the total dollar amount of backlog orders believed to be firm pursuant to Item 101(c)(viii) of Regulation S-K.

Certain Relationships and Related Transactions (incorporated by reference to your proxy statement for your 2009 annual meeting)

Other Transactions with our Significant Stockholders, page 59

3.   We note your response to prior comment 8. The $22,000 that you indicate Mr. Goldberg saved in interest expense in 2007 does not appear to have been included in the summary compensation table on page 42 as "other compensation" received by him in 2007. Please advise.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 7. Net Loss Per Common Share, page 9

4.   Clarify whether the holders of unvested restricted stock and restricted stock units have nonforfeitable rights to dividends or dividend equivalents. In this regard, clarify whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to FSP EITF 03-6-1.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Matthew Crispino, Staff Attorney at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief